January 9, 2020

Division of Corporation Finance

Office of Technology

Attn: Michael Foland, Kathleen Krebs,

Claire DeLabar and Christine Dietz

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Taronis Fuels, Inc.
Registration Statement on Form 10-12G
Filed September 30, 2019
File No. 000-56101
Comment Letter dated December 18, 2019

Dear Staff,

Taronis Fuels, Inc. (the “Company”) has reviewed your December 18, 2019 comment letter to the Company’s Registration Statement on Form 10-12G and has the following replies:

Form 10-12G filed September 30, 2019

Amendment No. 2 to Form 10-12G filed December 13, 2019

Financial Statements

Note 4 – Acquisitions, page F-14

1.	We note your response to prior comment 2. Since the historical operations of the Taronis Fuels business of Taronis Technologies are considered the predecessor to the registrant, please provide audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X for individually insignificant businesses acquired by the predecessor that were significant to the predecessor in the aggregate.

Reply: Taronis is a producer of renewal fuel products, including a proprietary industrial gas product, called MagneGas, which competes with acetylene for metal cutting applications. The Company had successfully introduced this product in its retail operations in Florida, and sought to expand its retail reach into new, larger US markets for industrial gas products.

In early 2017, the Company determined that in order to efficiently expand its retail reach, it would be best to focus on an expansion model that included acquisitions of existing, small, independent, privately held industrial gas distributors. Specifically, the Company sought to identify retail operations in the greater Texas and greater California markets due to the strength of these markets within the overall domestic industrial gas industry.

The primary rationale for this strategy was to expand the Company’s existing retail model that had been successful in the Florida market. The Texas and California markets possess very large, diverse end markets for metal cutting fuels such as acetylene and propane. The Company determined that in order to accelerate its existing growth model, it would be beneficial to selectively expand its retail capabilities in these two new markets in order to use MagneGas as a wedge product to solicit new clients, which in turn would consider buying a wide range of ancillary, non-proprietary products such as other industrial gases, metal cutting protective gear, welding equipment and consumable goods used for metal fabrication or metal cutting. In most instances, the Company significantly expanded the overall product offering as compared to those products offered by the legacy retail operator.

Given the Company’s limited access to capital in 2017, the Company prioritized small, independent retail industrial gas distributors as acquisition targets. All of the prospective targets were family owned and operated, with limited technical accounting staff, less sophisticated record keeping, with a primary focus to maintain accounting records solely for tax reporting purposes. Across the prospective acquisition targets overall, the accounting records were in a state to adequately verify the assets and liabilities acquired as of the date of each transaction, but in general these companies were not adequately prepared to conduct independently audited statements for their companies on a look back basis via a commercially reasonable process in accordance with US GAAP accounting standards without undue cost or hardship, especially as it relates to the acquired inventory.

It is also important to note that these acquisitions were not made for the purposes of acquiring any one business itself per se, but rather to expand the Company’s existing Florida based business model. The Company sought to expand its geographic reach, introducing its proprietary products and determined that making acquisitions was a more efficient manner to source the assets and personnel to expand outside of its historical footprint. With this as an overall backdrop, please see the specific details for each acquisition made in 2018 and 2019:

NG Enterprises, LLC: The Company acquired the majority of the assets of this company on January 1, 2018 for $745,000 in cash. The Company primarily acquired NG’s commoditized industrial gas and welding supply product inventory, as well as industrial gas cylinders and a heavily used delivery vehicle. Three employees transitioned to Taronis, and all of the legacy NG customers’ information was also transferred. The 2017 annual revenues for this location were approximately $450,000 with no long term contracts.

Post acquisition, the Company then added additional staffing, implemented a completely new accounting and point of sale software, remodeled the retail location, and began to focus on marketing MagneGas as the lead product.

The purchase was not significant from any of the three significant tests; Investment to Issuer Assets, Assets of Target to Assets of the Issue, or Target’s Income to Income of Issuer, as none of these three measurements exceeded the 20% significance level. At the time of the acquisition, the target was not prepared to be audited as a standalone business due to the prior owner’s limited accounting resources and antiquated accounting system. The limited asset base that was acquired was primarily inventory and accounts receivable which represented less than half the purchase price. Almost all other assigned value under this transaction was attributable to goodwill.

Although this was a comparatively small transaction, the Company did conduct a thorough review of the inventory and accounts receivable acquired, verified the outstanding accounts payable transferred with third party vendors, and was able to reconcile the Seller’s records to the assigned values on the opening balance sheet using traditional GAAP accounting procedures that fully supported the opening balance sheet audit process and the purchase price allocation as required for the 2018 annual audit.

For shareholders of Taronis Fuels, the financial statements included in the Form 10 for 2018 and 2019 include the operations of the former NG Enterprises assets for the past 21 months. The Company believes that shareholders have an accurate and comprehensive understanding of the impact on the NG Enterprise transaction on the financial condition of Taronis Fuels. Lastly, the current sales of this location represent less than 4% of combined monthly sales, which includes the sales for our proprietary products.

Green Arc Supply, LLC: The Company acquired the majority of the operating assets of this Company on February 16, 2018 for a $1,000,000 and common stock having a fair value of $1,500,000 for a total consideration of $2.5 million.

This was a start up industrial gas distributor formed at the beginning of 2017, with less than 12 months of operations when the previous owners agreed in principle to sell Green Arc to Taronis at the end of 2018. At that time, Green Arc had three retail branches with a total of eight employees. The consideration paid was exclusively for working capital assets, brand new industrial gases fill plant, new industrial gas cylinders, as well as several new company vehicles used to transport product.

Post closing of the acquisition, there was a substantial overhaul in operations, with almost a 50% change in staffing immediately after closing. The entire accounting system was overhauled to support GAAP-compliant financial reporting. Almost none of the legacy client sales history was conveyed due to conflicts between the legacy point of sale system and the system currently used across all of Taronis’ retail operations.

From a significance perspective, this transaction was significant on a stand-alone basis using the carved out Taronis Fuels financial statements, triggering a 21% significance for the purchase price relative to the Taronis asset base. The purchase price was allocated almost entirely to like-new, long lived equipment and industrial gas cylinders, with 87% of the purchase price allocated to these assets. The remaining 13% was allocated to cash, accounts receivable and inventory acquired. No value was allocated to goodwill, intangibles, brand, customer lists or any other assets that would normally indicate residual value from the acquisition of an operating business.

Normally, at a 21% significance level, this would indicate that one year of audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X for individually insignificant businesses acquired by the predecessor that were significant to the predecessor in the aggregate. It should be noted that as a start up with limited operating history, the Seller could in theory have only provided one year of operating history for business level audit purposes. However, at the present time, that would no longer be a commercially viable alternative. The transaction took place almost two years ago, and the seller did not convey the majority of the documents that would be required to support the audit process due to the fact that this was structured as an asset purchase and the Seller retained the legacy Green Arc Supply legal entity for unrelated legal and tax purposes.

As the buyer, the Company only required recent customer information and sufficient recent point of sale data to establish new client profiles on Taronis’ new point of sale software. Given this was an asset purchase and none of the legacy data was incorporated into the acquirer’s systems, the Company did not require the conveyance of the documents required to support an audit at the time of closing or at this time.

It is important to note that when the Company made the acquisition in February of 2018, there was no expectation that the transaction would be subject to a business level audit other than the necessary documentation to support the opening balance sheet verification for the purchase price allocation. As a result, the Company only required specific documentation related to accounts receivable, inventory on the date of closing, and long lived assets that were conveyed at closing. While this documentation was extensive and adequate to support the 2018 audit process for Taronis Technologies, it was not sufficient to support the full look back audit of the historical operations of Green Arc Supply as a standalone business pursuant to Rule 8-04(c)(3) of Regulation S-X for individually insignificant businesses.

Given that the Green Arc transaction took place two years ago and has been incorporated into its financial statements for 20 months, the Company believes shareholders have a clear understanding of the financial impact of the Green Arc transaction on the financial condition of Taronis Fuels as presented in the Form 10.

Trico Welding Supplies, Inc.: The Company acquired Trico via a stock purchase agreement for $2.0 million on April 3, 2018. The Company acquired control of a family owned business that had been in operations since the mid 1980s. As a family run business, the family solely operated the business on a cash basis, not in accordance with GAAP accounting standards, and only for annual tax reporting purposes. Trico also used a highly antiquated accounting software that was extremely limited in its functionality. As this was a stock purchase, the Company engaged a third party audit firm based in Orange County, CA to conduct an independent audit due to the scale of operations and the fact that as a stock purchase, as the Company sought to have independent validation of the financial statements, including liabilities of the target.

However, after over three months of work by the auditor and significant cash costs to Taronis, the Company determined that the target could not within commercially reasonable parameters support the independent audit process. Instead, the Company used the cash bank statements, payroll, sales tax records, merchant card processing statements and vendor purchase order statements independently recreate a simplified income statement of the target. Even this streamlined process took over three months to accomplish, but provided the Board of Directors of the Company sufficient risk management data to approve the transaction.

At the time of the transaction, none of the three significance tests would exceed a 20% threshold for the Trico transaction on a stand-alone basis. However, when this transaction was aggregated with the NG Enterprises and Green Arc transactions, two of the significance tests exceed a 40% threshold and would otherwise require the presentation of two years of audited financial statements.

It is the Company’s position that the audit of these financial statements would not be commercial reasonable at the time of the transaction or at this time. Due to the extremely antiquated nature of the Seller’s accounting software, none of the legacy accounting information was transferred to the Buyer. In addition, the Seller did not continue to pay for access to their legacy accounting information, and thus the Seller’s accounting records are no longer maintained by the software vendor. Lastly, one of the three partners within the Selling party has deceased, and some of their records are not available to support an audit. Consequently, the Company has no commercially viable way to replicate the Seller’s accounting records to support an audit.

It is important to note that since the transaction has closed, shareholders have seen financial impact of Trico on the Taronis Fuels financial statements for 9 months of 2018, included as part of the year-end audit 2018, as well as for the first nine months of 2019.

Paris Oxygen, Inc.: On October 17, 2018, the Company acquired a single retail location in Paris, TX for $1.25 million via a stock purchase agreement. The primary assets acquired were working capital assets, including accounts receivable and inventory, as well as industrial gas cylinders. The transaction also included the transfer of all legacy customer relationships, as well as the hiring of three former Paris Oxygen employees by the Company.

The transaction did not trigger any significance thresholds on a stand-alone basis as part of Taronis Fuels. However, when aggregated with the prior transactions, it would normally require the transaction to be aggregated and audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X be provided. However, this is not commercially reasonable to produce at this time. The records of the Seller were not maintained in a manner that would support a GAAP compliant audit of the full business.

Due to the limited size of the transaction, the Company conducted an extensive but informal internal audit process similar to process described for the Trico transaction. It is important to note that these assets have been fully audited since acquisition, as they were included in the audit process for the period ended December 31, 2018. Lastly, the current sales of this location represent less than 5% of combined monthly sales, which includes sales of the Company’s proprietary products.

Latex Welding Supply: On October 22, 2018, the Company acquired a single retail location in Shreveport, LA for $1.5 million via a stock purchase agreement. The primary assets acquired were working capital assets, including inventory and industrial gas cylinders. The transaction also included the transfer of all legacy customer relationships, as well as the hiring of three former Latex employees.

The transaction did not trigger any significance thresholds on a stand-alone basis as part of Taronis Fuels. However, when aggregated with the prior transactions, it would normally require the transaction to be aggregated and audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X be provided. As a small, family owned business, the records of the Seller were not maintained in a manner that would support a GAAP compliant audit.

Due to the limited size of the transaction, the Company conducted an extensive but informal internal audit process similar to process described for the Trico and Paris Oxygen transactions. It is also important to note that these assets have been audited since acquisition, as they were included in the audit process for the period ended December 31, 2018. Lastly, the current sales of this location represent less than 3% of combined monthly sales, which includes the sales of the Company’s proprietary products.

United Welders Supply, Inc.: On October 26, 2018, the Company acquired a single retail location in Longview, TX for $0.75 million via a stock purchase agreement. The primary assets acquired were working capital assets, including inventory and industrial gas cylinders. The transaction also included the transfer of all legacy customer relationships, as well as the hiring of three former Latex employees.

The transaction did not trigger any significance thresholds on a stand-alone basis as part of Taronis Fuels. However, when aggregated with the prior transactions, it would normally require the transaction to be aggregated and audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X be provided. As a small, family owned business, the records of the Seller were not maintained in a manner that would support a GAAP compliant audit.

Due to the limited size of the transaction, the Company conducted an informal internal audit process similar to process described for the Trico and Paris Oxygen transactions. It is also important to note that these assets have been audited since acquisition, as they were included in the audit process for the period ended December 31, 2018. Lastly, the current sales of this location represent less than 3.5% of combined monthly sales, which includes the sales of the company’s proprietary products..

Tyler Welders Supply, Inc.: On January 18, 2019, the Company acquired Tyler Welders Supply for $2.0 million via a stock purchase transaction. This included three retail locations in East Texas that had been operated as a family-owned business since 1976. The primary assets acquired were inventory, accounts receivable and industrial gas cylinders. The majority of the company vehicles and the industrial gas fill plant were heavily depreciated at the time of the transaction.

This transaction was not deemed significant at the time of the transaction using any of the three significance tests. The Seller has since died, and after the Seller’s death, the Seller’s estate did not maintain any of the historical documents related to historical operations. It would not be commercially practical to attempt to replicate the historical records if an audit were deemed necessary.

Cylinder Solutions, Inc: The Company acquired Cylinder Solutions for $1.5 million via a stock purchase transaction on February 15, 2019. This transaction was not significant on a standalone basis, nor when aggregated with Tyler Welders Supply. In addition, this was a start up business launched in 2017 to provide cylinder cleaning solutions to Tyler Welders Supply by the grandsons of the deceased owner of Tyler Welders Supply.

As a result, there were almost no revenues generated by this entity that would not otherwise be consolidated and eliminated in accordance with pro forma financial statements as presented under GAAP accounting standards. The Company does not consider this a viable stand alone business and solely acquired the assets to service its growing cylinder inventory, not to service third parties and generate revenues.

Complete Cutting & Welding Supplies, Inc.: The Company acquired select assets of an independent industrial gas distributor in Los Angeles, CA via an asset purchase agreement dated February 22, 2019 for $2.5 million. The Company only acquired the five retail industrial gas locations of the Seller. The Company did not acquire the Sellers bulk gas distribution business, trucking operations, cylinder inventory, or is cylinder refurbishment businesses. The transaction was not significant on a standalone basis. However, on an aggregate basis when included with the two prior transactions in 2019, this transaction triggers one significance test, normally requiring one year of audited financial statements.

The Seller used the same antiquated accounting system as Trico and NG Enterprises, which cannot support an independent audit within commercially reasonable parameters. The Seller also had very poorly maintained accounting records, and was more than 6 months behind on financial statement preparation. As a result, the Company recreated key income statement and balance sheet data using bank records, sales tax reports, merchant card processing and vendor purchase orders. The Company was able to adequately assess the risk profile of the income statement and key acquired assets prior to closing. With the exception of less than $200,000 in vendor balances, no liabilities were assumed by Taronis as the acquirer.

As previously stated, due to the nature of the accounting system and accounting staff limitation, an independent audit of the historical operations of the Seller would not be commercially reasonable to complete at this time. It is in part for this reason that the Company required an asset purchase structure for the transaction. Since closing, the entire accounting system was eliminated and the target adopted the Buyers’ accounting systems and practices. None of the historical records of the Seller were incorporated or otherwise transferred into Taronis’s point of sale and accounting systems, and cannot be readily reproduced for any period prior to the date of acquisition.

Given that the transaction closed over 10 months ago, the Company believes that shareholders have had meaningful data at this point to assess the financial impact of the Complete Welding transaction at this time when compared to the information that would otherwise be available as a result of audited financial statements and pro forma information required pursuant to Rule 8-04(c) (3) of Regulation S-X.

The Company executed sweeping changes to the retail operations acquired, including the termination of customers’ relationships with almost 25% of the inherited customer base. The Company also substantially changed the staffing model, product mix, target client market, and operating expenses of the target. As such, the Company believes that the impact of the transaction is more accurately reflected in the financial statements for the first nine months of 2019 than would otherwise be reflected in audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X.

Conclusion

The table below summarizes the significance test results for each acquisition on a standalone basis using the relevant Taronis Fuel’s carved out financial statements.

2018 Transactions:

Significance Test	NG Enterprises	Green Arc Supply	Trico Welding Supplies	Paris Oxygen	Latex Supply	UWS
Significance Year	2018	2018	2018	2018	2018	2018
Invest in Target to Issuer’s Assets	8%	21%	18%	15%	12%	7%
Target Assets to Issuer’s Assets	4%	20%	17%	4%	2%	3%
Target’s Income from Continuing Operations to Issuer’s Income	2%	10%	6%	1%	2%	2%

2019 Transactions:

Significance Test	Tyler Welder’s Supply	Cylinder Solutions	Complete Welding
Significance Year	2019	2019	2019
Invest in Target to Issuer’s Assets	11%	6%	11%
Target Assets to Issuer’s Assets	13%	3%	5%
Target’s Income from Continuing Operations to Issuer’s Income	2%	4%	9%

It is important to note that only one test for one transaction actually exceeds the 20% threshold on a standalone basis, the Green Arc Supply investment test. All other transactions and tests did not exceed the 20% threshold on a standalone basis.

Based on the data provided, the Company asserts that given the extended period of time that the acquisition target companies have been incorporated into the 2018 and 2019 financial statements, shareholders have had access to significant data related to the stand-alone and aggregate impact of the acquisitions detailed herein. In addition, the current financial statement of Taronis Fuels are more representative of the current operations, product offerings, revenue mix, clientele, and financial performance of the operations than a stand-alone audit of each target acquisition would have offered on a look back basis at the time of at transaction given the extensive changes that have been implemented within each retail location post-acquisition.

Lastly, the Company also believes it would be financially and functionally extremely difficult to comply with the request to provide audited financial statements and pro forma information required pursuant to Rule 8-04(c)(3) of Regulation S-X for each transaction on a look back basis at the time each transaction has taken place.

General

2.	Please note that your registration statement on Form 10 became effective automatically by lapse of time on November 29, 2019 pursuant to Section 12(g) (1) of the Securities Act of 1934. Since that date, you have been subject to the reporting requirements of Section 13(a) of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if we continue to review and comment upon your registration statement on Form 10. Please confirm your understanding of your reporting requirements.

Reply: Confirmed.

Sincerely,

Tyler B. Wilson, Esq.
Chief Financial Officer &
General Counsel